Solidion Technology, Inc.

13355 Noel Rd.

Suite 1100

Dallas, Texas 75240

June 9, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sarah Sidwell

Re:	Solidion Technology, Inc.

Registration Statement on Form S-1 File No. 333-293402

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Solidion Technology, Inc. (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-293402) initially filed with the Securities and Exchange Commission (the “Commission”) on February 12, 2026, as amended and together with all exhibits thereto (the “Registration Statement”), with such request to be approved effective as of the date hereof or at the earliest practical date thereafter. The Company determined that it is in its best interest to withdraw the Registration Statement at this time because it does not currently intend to conduct the offering of common stock and pre-funded warrants as contemplated in the Registration Statement due to changed circumstances since the filing of the Registration Statement. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to Jaymes Winters, Chief Executive Officer of Solidion Technology, Inc., at the above-mentioned address, email address jaymes@solidiontech.com, with a copy to Aslam A. Rawoof of Benesch Friedlander Coplan & Aronoff LLP, 1155 Avenue of the Americas, Floor 26, New York, NY 10036, email address arawoof@beneschlaw.com.

Please do not hesitate to contact Aslam A. Rawoof of Benesch Friedlander Coplan & Aronoff LLP at (646) 328-0498 or arawoof@beneschlaw.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Jaymes Winters
Chief Executive Officer, Solidion Technology, Inc.

cc:	Aslam A. Rawoof, Benesch Friedlander Coplan & Aronoff LLP